SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               JOINT SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 FOILMARK, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of class of securities)

                                    344185103
                                    ---------
                                 (CUSIP number)

                                December 31, 1999
                       ----------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)

         [   ]  Rule 13d-1(c)

         [ X ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     (1.) Name of Reporting Person: Frank J. Olsen, Jr.

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 511,129 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 511,129 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount Beneficially Owned by Each Reporting Person:  511,129
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: 6.46% (1)

     (12.) Type of Reporting Person (See Instructions): IN


----------
(1) Includes (i) 82,666 shares of Common Stock of Foilmark issuable upon the exercise of options and (ii) 222,724 shares of common stock deemed beneficially owned in Mr. Olsen's capacity as executor of the Estate of Frank J. Olsen.

     (1.) Name of Reporting Person: Martin A. Olsen

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 479,821

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 479,821

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount Beneficially Owned by Each Reporting Person: 479,821
                           ------------
     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)           ------

     (11.)Percent  of  Class   Represented   by  Amount  in  Row  9:  6.06%  (2)
                               -----------

     (12.) Type of Reporting Person (See Instructions): IN


----------
(2) Includes 11,000 shares held by Mr. Olsen's wife as to which he disclaims beneficial ownership.

     (1.) Name of Reporting Person: Edward Sullivan

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 163,347 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 163,347 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount Beneficially Owned by Each Reporting Person:  163,347
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: 2.27% (3)

     (12.) Type of Reporting Person (See Instructions): IN

----------
(3) Includes 9,500 shares issuable upon exercise of options which are properties or will become exercisable within 60 days.

     (1.) Name of Reporting Person: Michael Bertuch

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 5,000 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 5,000 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount  Beneficially  Owned by Each Reporting Person:  5,000
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: .06% (4)

     (12.) Type of Reporting Person (See Instructions): IN


----------
(4) Includes 5,000 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

     (1.) Name of Reporting Person: Thomas R. Schwarz

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 5,000 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 5,000 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount  Beneficially  Owned by Each Reporting Person:  5,000
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: .06% (5)

     (12.) Type of Reporting Person (See Instructions): IN


----------
(5) Includes 5,000 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

     (1.) Name of Reporting Person: Carol J. Robie

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 221,880 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 221,880 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount Beneficially Owned by Each Reporting Person:  221,880
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: 2.80% (6)

     (12.) Type of Reporting Person (See Instructions): IN


----------
(6) Includes 25,100 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

     (1.) Name of Reporting Person: Kenneth Harris

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 131,022

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 131,022

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount Beneficially Owned by Each Reporting Person: 131,022

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: 1.66%

     (12.) Type of Reporting Person (See Instructions): IN

     (1.) Name of Reporting Person: Michael Foster

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 10,000 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 10,000 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount  Beneficially Owned by Each Reporting Person:  10,000
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: .12% (7)

     (12.) Type of Reporting Person (See Instructions): IN


----------
(7) Includes 5,000 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

     (1.) Name of Reporting Person: Robert J. Simon

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 1,696,576 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 1,696,576 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          1,696,576 (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: 21.44% (8)

     (12.) Type of Reporting Person (See Instructions): IN


----------
(8) Includes (i) the shares of Common Stock owned of record by Bradford Venture Partners as to which Mr. Simon may be deemed to have beneficial ownership due to voting and dispositive power over these shares of Common Stock; (ii) 18,200 shares issuable upon exercise of options which are presently or will be exercisable within 60 days; and (iii) the shares of Common Stock owned of record by Overseas Private Investor Partners, as to which Mr. Simon may be deemed to have beneficial ownership due to having voting power over such shares of Common Stock. Mr. Simon serves as Chairman of the Board of Directors of the corporation that acts as the managing partner of Overseas Private Investor Partners. Bradford Associates holds a 1% partnership interest in Overseas Private Investor Partners, which may increase upon the satisfaction of certain contingencies related to the overall performance of Overseas Private Investor Partners' investment portfolio, and also acts as an investment adviser for Overseas Private Investor Partners. Robert J. Simon disclaims beneficial ownership of the 835,925 shares of common stock owned by each of Bradford Venture Partners, L.P. and Overseas Private Investor Partners.

     (1.) Name of Reporting Person: James L. Rooney

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 135,998 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 135,998 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount Beneficially Owned by Each Reporting Person:  135,998
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: 1.72% (9)

     (12.) Type of Reporting Person (See Instructions): IN


----------
(9) Includes 135,998 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

     (1.) Name of Reporting Person: Brian Kelly

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 13,800 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 13,800 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount  Beneficially Owned by Each Reporting Person:  13,800
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: .17% (10)

     (12.) Type of Reporting Person (See Instructions): IN



----------
(10) Includes 13,800 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

     (1.)  Name of Reporting Person: Harvey S. Share

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 7,220 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 7,220 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount  Beneficially  Owned by Each Reporting Person:  7,220
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: .09% (11)

     (12.) Type of Reporting Person (See Instructions): IN


----------
(11) Includes 7,220 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

     (1.) Name of Reporting Person: Michael S. Mathews


     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 24,847 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 24,847 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount  Beneficially Owned by Each Reporting Person:  24,847
          (Assumes exercise of all options exercisable within 60 days)

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: .31% (12)

     (12.) Type of Reporting Person (See Instructions): IN



----------
(12) Includes 18,320 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

     (1.) Name of Reporting Person: Bradford Venture Partners, L.P.

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 835,925

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 835,925

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount Beneficially Owned by Each Reporting Person: 835,925

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: 10.56% (13)

     (12.) Type of Reporting Person (See Instructions): PN



----------
(13) Includes the shares of Common Stock of record by Bradford Venture Partners as to which Mr. Simon may be deemed have beneficial ownership due to his having voting and dispositive power over these shares of Common Stock.

     (1.) Name of Reporting Person: Overseas Private Investor Partners

     (2.) Check the Appropriate box if a Member of a Group (See Instructions)

          (a) _____________
          (b) _____________

     (3.) SEC Use Only


     (4.) Citizenship or Place of Organization: United States


     (5.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Voting Power: 835,925

     (6.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Voting Power: 0

     (7.) Number of Shares Beneficially Owned by Each Reporting Person with Sole
          Dispositive Power: 835,925

     (8.) Number of Shares  Beneficially  Owned by Each  Reporting  Person  with
          Shared Dispositive Power: 0

     (9.) Aggregate Amount Beneficially Owned by Each Reporting Person: 835,925

     (10.)Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

     (11.) Percent of Class Represented by Amount in Row 9: 10.56% (14)

     (12.) Type of Reporting Person (See Instructions): PN


----------
(14) Includes the shares of Common Stock owned of record by Overseas Private Investor Partners, as to which Mr. Simon may be deemed to have beneficial ownership due to having voting power over such shares of Common Stock. Mr. Simon serves as Chairman of the Board of Directors of the corporation that acts as the managing partner of Overseas Private Investor Partners. Bradford Associates holds a 1% partnership interest in Overseas Private Investor Partners, which may increase upon the satisfaction of certain contingencies related to the overall performance of Overseas Private Investor Partners' investment portfolio, and also acts as an investment advisor for Overseas Private Investor Partners.

Item 1.
-------

         (a) Name of Issuer.
             ---------------
              Foilmark, Inc.

         (b) Address of Issuer's Principal Executive Offices.
             ------------------------------------------------
             4 Mulliken Way, Newburyport, Massachusetts 01950.

Item 2.  This Joint Schedule 13G is filed jointly by the following persons:
-------
         (a) Name of Persons Filing.
             -----------------------

         (i)    Frank J. Olsen, Jr.* (x)    James L. Rooney**
         (ii)   Martin A. Olsen*     (xi)   Brian Kelly**
         (iii)  Edward Sullivan      (xii)  Harvey S. Share**
         (iv)   Michael Bertuch      (xiii) Michael S. Mathews**
         (v)    Thomas R. Schwarz    (xiv)  Bradford Venture Partners, L.P.**
         (vi)   Carol J. Robie       (xv)   Overseas Private Investor Partners**
         (vii)  Kenneth Harris       (ix)   Robert J. Simon**
         (viii) Michael Foster



     * This Joint Schedule 13G may be deemed to be an amendment to (i) Schedule 13G by Frank J. Olsen, Jr. dated March 7, 1995, as amended and supplemented by Amendment No. 1 dated February 13, 1996, and Amendment No. 2 dated February 20, 1997; (ii) Schedule 13G by Frank J. Olsen, Jr. as executor of the Estate of Frank J. Olsen dated March 7, 1995, as amended and supplemented by Amendment No. 1 on February 13, 1996; and (iii) Schedule 13G by Martin A. Olsen dated March 7, 1995, as amended and supplemented by Amendment No. 1 on February 13, 1996, and Amendment No. 2 dated February 12, 1997.

     ** This Joint Schedule 13G may be deemed to be amendment to a previous filing on Schedule13D dated as of November 17, 1998.

     (b) Address of Principal Business Office, or if none, Residence.

       (i)   4 Mulliken Way, Newburyport, Massachusetts 01950.
       (ii)  3299 Old Barn Road, Ponte Vedra Beach, Florida 32092.
       (iii) 4 Mulliken Way, Newburyport, Massachusetts 01950.
       (iv)  4 Mulliken Way, Newburyport, Massachusetts 01950.
       (v)   ViaTech Publishing Solutions, 1440 Fifth Avenue, Bayshore, NY 11706
       (vi)  4 Mulliken Way, Newburyport, Massachusetts 01950
       (vii) 4 Mulliken Way, Newburyport, Massachusetts 01950.
       (viii)WPI Group, 1155 Elm Street, Manchester, NH  03101.
       (ix)  One Rockefellar Center, New York, NY  10020.
       (x)   4 Mulliken Way, Newburyport, Massachusetts 01950.
       (xi)  4 Mulliken Way, Newburyport, Massachusetts 01950.
       (xii) 4 Mulliken Way, Newburyport, Massachusetts 01950.
       (xiii)4 Mulliken Way, Newburyport, Massachusetts 01950.
       (xiv) 44 Nassau Street, Princeton, NJ  08542.
       (xv)  Clarendon House, Church Street, Hamilton 5-31, Bermuda.

     (c) Citizenship.

          United States (except for Overseas Private Investor Partners, a Bermuda partnership).

     (d) Title of Class of Securities.

              Common Stock, par value $.01 per share ("Common Stock").

     (e) CUSIP Number.

              344185103.

Item 3.
-------
         Not applicable.

Item 4.  Ownership.
-------  ----------

     (a)  Amount Beneficially Owned.
          --------------------------

              As of December 31, 1999,  all of the persons  jointly  filing this
              Schedule 13G beneficially owned 3,405,640 shares of a total of 7,914,275 shares of Common Stock outstanding on such date. In addition, the Voting Agreement includes certain shares owned by Leonard Mintz, formerly a director of the Company.

     (b)  Percent of Class.
          -----------------

              The shares of Common Stock beneficially owned by all persons jointly filing this Schedule 13G represent 46% of the issuer's outstanding Common Stock.

     (c)  Number of shares as to which the persons have:

          (i) sole power to vote or to direct the vote: 3,405,640

          (ii) shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 3,405,640

          (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.
------  ---------------------------------------------

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------  ----------------------------------------------------------------

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the
-------  -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         ---------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
-------  ----------------------------------------------------------

         See Exhibit 1 (Voting Agreement) attached hereto regarding identification of each party to the Voting Agreement. The Joint Filers are Directors and/or stockholders of the Issuer and each is a party to the Voting Agreement. The Voting Agreement obligates each party thereto to vote his or its respective shares for the election of certain persons as directors of the Issuer. A copy of the Voting Agreement is filed as Exhibit 10.1 to Foilmark's Current Rport on Form 8-K dated April 23, 1999 and is incorporated herein by reference.

Item 9.  Notice of Dissolution of Group.
-------  -------------------------------

         Not applicable.

Item 10. Certification.
-------- --------------

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, each Joint Filer certifies that the information set forth in this statement is true, complete and correct.

         We, the undersigned, hereby severally constitute and appoint each of Frank J. Olsen, Jr. and Philip Leibel, our true and lawful attorney, with full power to him, to sign for us, and in our hands and in the capacities indicated below, any and all Schedule 13D or Schedule 13G and any and all amendments thereto and to file the same, with all exhibits thereto, and other documents therewith, with the Securities and Exchange Commission, granting unto said attorney, full authority and power to do and perform each and every act and thing requisite or necessary to be done in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys lawfully do or cause to be done by virtue thereof.
         IN WITNESS WHEREOF, the undersigned have set their hands on the date written.


Date:    February_________, 2000


/s/ Frank J. Olsen, Jr.                 /s/ Carol J. Robie
=================================       =======================================
Frank J. Olsen, Jr.                     Carol J. Robie



/s/ Martin A. Olsen                     /s/ Kenneth Harris
=================================       =======================================
Martin A. Olsen                         Kenneth Harris


/s/ Edward Sullivan                     /s/ Robert J. Simon
=================================       =======================================
Edward Sullivan                         Robert J. Simon


Bradford Venture Partners, L.P.         Overseas Private Investor Partners
By: Bradford Associates,                By: Overseas Private Investors, Ltd.,
Its General Partner                     Its General Partner
By: /s/                                 By: /s/
    =============================           ===================================
    Robert J. Simon                         Robert J. Simon


/s/ Michael Foster
=================================
Michael Foster


/s/ James L. Rooney
=================================
James L. Rooney


/s/ Brian Kelly
=================================
Brian Kelly


/s/ Harvey S. Share
=================================
Harvey S. Share


/s/ Michael S. Matthews
=================================
Michael S. Matthews


/s/ Michael Bertuch
=================================
Michael Bertuch


/s/ Thomas R. Schwarz
=================================
Thomas R. Schwarz